EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	December 31,	December 31,	December 31,	December 31,	December 31,
(dollars in millions)	2014	2013	2012	2011	2010
Earnings before income taxes	$9,656	$8,915	$8,622	$7,959	$7,383
Fixed charges	753	839	732	594	570
Total earnings available for fixed charges	$10,409	$9,754	$9,354	$8,553	$7,953

Fixed Charges:
Interest expense	$618	$708	$632	$505	$481
Interest component of rental payments	135	131	100	89	89
Total fixed charges	$753	$839	$732	$594	$570
Ratio of earnings to fixed charges	13.8	11.6	12.8	14.4	14.0

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.